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                               February 28, 2024

       Peter Bordes
       Chief Executive Officer
       Collective Audience, Inc.
       85 Broad Street 16-079
       New York, NY 10004

                                                        Re: Collective
Audience, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 20,
2024
                                                            File No. 333-276512

       Dear Peter Bordes:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 31, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1, Filed February 20, 2024

       Cover Page

   1. We note your response to prior comment 2 and reissue in part. Please include disclosure on the cover page
addressing the impact on your liquidity and update the discussion on the ability of your company
to fund your operations on a prospective basis with your current cash on hand, similar
to the disclosure you included on page 49.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 49

   2. We note your response to prior comment 8 and reissue in part. We acknowledge the new disclosure added to
this section; however, please also disclose that it appears that you will miss your 2023 revenue
projection of $72 million, so potential investors can better understand the
circumstances surrounding your financial position.
 Peter Bordes
Collective Audience, Inc.
February 28, 2024
Page 2

       Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071
with any questions.



                                                         Sincerely,
FirstName LastNamePeter Bordes
                                                         Division of
Corporation Finance
Comapany NameCollective Audience, Inc.
                                                         Office of Trade &
Services
February 28, 2024 Page 2
cc:       Christopher L. Tinen
FirstName LastName